SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skillz Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83067L 109
(CUSIP Number)

WestCap Management, LLC
Attention: Mike Davis
590 Pacific Avenue
San Francisco, CA 94133
(415) 937-8227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Laurence A. Tosi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,743,740*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,743,740*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,743,740*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*       This number of shares excludes 404,762 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2020 (the “Closing 8-K”).

1	NAMES OF REPORTING PERSONS
WestCap Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,304,560*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,304,560*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,304,560*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*       This number of shares excludes 284,896 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Strategic Operator Fund GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,439,180*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,439,180*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,439,180*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*       This number of shares excludes 119,866 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Strategic Operator Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,439,180*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,439,180*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,439,180*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*       This number of shares excludes 119,866 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Skillz 2020 Co-Invest, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,584,053*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,584,053*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,584,053*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*       This number of shares excludes 141,178 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Skillz, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,259,151*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,259,151*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,259,151*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*       This number of shares excludes 135,130 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Skillz 2020-A, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,199,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,199,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,199,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*       This number of shares excludes 96,784 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Skillz 2020-A1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,240,009*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,240,009*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,009*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*       This number of shares excludes 23,082 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

1	NAMES OF REPORTING PERSONS
WestCap Skillz 2020, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
461,356*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
461,356*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
461,356*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*       This number of shares excludes 8,588 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.
**       The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Skillz Inc., a Delaware corporation (formerly known as Flying Eagle Acquisition Corp., the “Issuer”).

The principal executive office of the Issuer is located at P.O. Box 445, San Francisco, California 94104-0445.

Item 2.	Identity and Background

(a)	This Statement is being jointly filed by:

(i)	Laurence A. Tosi, an individual, as the sole owner of each of WC Management and WC SOF GP (each as defined below);

(ii)	WestCap Management, LLC, a Delaware limited liability company (“WC Management”), as the managing member of each of WC Skillz 2020 Co-Invest, WC Skillz and WC Skillz 2020 (each as defined below);

(iii)	WestCap Strategic Operator Fund GP, Limited, a Cayman Islands exempted limited partnership (“WC SOF GP”), as the general partner of WC SOF LP (as defined below);

(iv)	WestCap Strategic Operator Fund, L.P., a Cayman Islands exempted limited partnership (“WC SOF LP”), as the sole member of each of WC Skillz 2020-A and WC Skillz 2020-A1 (each as defined below);

(v)	WestCap Skillz 2020 Co-Invest, LLC, a Delaware limited liability company (“WC Skillz 2020 Co-Invest”), with respect to the shares of Class A Common Stock it beneficially owns directly;

(vi)	WestCap Skillz, LLC, a Delaware limited liability company (“WC Skillz”), with respect to the shares of Class A Common Stock it beneficially owns directly;

(vii)	WestCap Skillz 2020-A, LLC, a Delaware limited liability company (“WC Skillz 2020-A”), with respect to the shares of Class A Common Stock it beneficially owns directly;

(viii)	WestCap Skillz 2020-A1, LLC, a Delaware limited liability company (“WC Skillz 2020-A1”), with respect to the shares of Class A Common Stock it beneficially owns directly; and

(ix)	WestCap Skillz 2020, LLC, a Delaware limited liability company (“WC Skillz 2020”), with respect to the shares of Class A Common Stock it beneficially owns directly.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) and (c) The business address of each Reporting Person is 590 Pacific Avenue, San Francisco, CA 94133.

The present principal business of each of WC Skillz 2020 Co-Invest, WC Skillz, WC Skillz 2020-A, WC Skillz 2020-A1 and WC Skillz 2020 is to make investments.  The present principal business of WC SOF LP is to act as the sole member of each of WC Skillz 2020-A and WC Skillz 2020-A1.  The present principal business of WC SOF GP is to act as the general partner of WC SOF LP.  The present principal business of WC Management is acting as a diversified asset manager with a focus on growth equity. The present principal occupation of Mr. Tosi is the founder and managing partner of WC Management.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each of the Reporting Persons (other than any Reporting Person that, except as set forth above, does not have directors, executive officers or controlling persons) are listed on Schedule I hereto pursuant to General Instruction C to Schedule 13D.

(d) No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Tosi and the individuals listed on Schedule I is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 below, the securities reported on this Statement reflect the consummation of a business combination contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes.

On December 16, 2020, the Issuer consummated the transactions (the “business combination”) contemplated by that certain Merger Agreement, dated as of September 1, 2020, by and among the Issuer, FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC (“Merger Sub”), Skillz Inc. (“Old Skillz”), and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (the “Merger Agreement”), whereby Merger Sub merged with and into Old Skillz, with Old Skillz surviving the merger as a wholly owned subsidiary of the Issuer. Contemporaneously with the closing of the business combination, the Issuer was renamed “Skillz Inc.”  At the effective time of the business combination, among other things, stock consideration in the form of Class A Common Stock was issued to the then-current stockholders of Old Skillz, including the shares of Class A Common Stock reported in this Statement.

A copy of the Merger Agreement, the is included as Exhibit 1 hereto and is incorporated by reference herein.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) inclusive of the Instructions of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Class A Common Stock at prices that would make the purchase or sale of Class A Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Class A Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of December 28, 2020.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 21,743,740 shares of Class A Common Stock, which constitutes approximately 7.5% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Mr. Tosi may be deemed to beneficially own 21,743,740 shares of Class A Common Stock, which constitutes approximately 7.5% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

WC Management may be deemed to beneficially own 15,304,560 shares of Class A Common Stock, which constitutes approximately 5.2% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

Each of WC SOF GP and WC SOF LP  may be deemed to beneficially own 6,439,180 shares of Class A Common Stock, which constitutes approximately 2.2% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

WC Skillz 2020 Co-Invest may be deemed to beneficially own 7,584,053 shares of Class A Common Stock, which constitutes approximately 2.6% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

WC Skillz may be deemed to beneficially own 7,259,151 shares of Class A Common Stock, which constitutes approximately 2.5% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

WC Skillz 2020-A may be deemed to beneficially own 5,199,171 shares of Class A Common Stock, which constitutes approximately 1.8% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

WC Skillz 2020 A-1 may be deemed to beneficially own 1,240,009 shares of Class A Common Stock, which constitutes approximately 0.4% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

WC Skillz 2020 may be deemed to beneficially own 461,356 shares of Class A Common Stock, which constitutes approximately 0.2% of the outstanding shares of Class A Common Stock (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K).

The number of shares of Class A Common Stock set forth in this Statement excludes an aggregate of 404,762 shares of Class A Common Stock (the “Earnout Shares”) that may be issued pursuant to that certain Escrow Agreement (the “Earnout Escrow Agreement”), dated as of December 16, 2020, by and among the Issuer, Eagle Equity Partners II LLC, Andrew Paradise in his capacity as the representative of the stockholders of Old Skillz, and Continental Stock Transfer & Trust Company, as escrow agent.  Under the terms of the Earnout Escrow Agreement, the Earnout Shares will be released to the Reporting Persons if certain earnout conditions described more fully in the Merger Agreement are satisfied.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as set forth herein, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following agreements with respect to shares of Class A Common Stock:

Eighth Amended and Restated Investors’ Rights Agreement

WC Skillz 2020 Co-Invest, WC Skillz, WC Skillz 2020-A, WC Skillz 2020-A1 and WC Skillz 2020 are party to that certain Eighth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated as of September 1, 2020 and effective upon the consummation of the business combination, by and among the Issuer, Old Skillz, and the other persons set forth on the signature pages thereto (the “restricted stockholders”), pursuant to which the Issuer will be required to register for resale the securities of the Issuer held by the holders of the Class A Common Stock and/or the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), in each case, party thereto.  The restricted stockholders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement also restricts the ability of each stockholder who is a party thereto to transfer its shares of Common Stock for a period of two (2) years following the closing of the business combination, subject to certain permitted transfers. In general, 1,500,000 shares of Common Stock held by each stockholder who is a party to the Investors’ Rights Agreement (together with its affiliates on a consolidated basis) will be released from the transfer restrictions each quarter beginning on the date that is six months following the closing of the business combination.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is included as Exhibit 2 to this Statement and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1.
Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc. and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A). (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

2.
Eighth Amended and Restated Investors’ Rights Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

3.
Joint Filing Agreement, by and among Laurence A. Tosi, WestCap Management, LLC, WestCap Strategic Operator Fund GP, Limited, WestCap Strategic Operator Fund, L.P., WestCap Skillz 2020 Co-Invest, LLC, WestCap Skillz, LLC, WestCap Skillz 2020-A, LLC, WestCap Skillz 2020-A1, LLC and WestCap Skillz 2020, LLC, dated as of December 28, 2020.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

LAURENCE A. TOSI

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi

WESTCAP MANAGEMENT, LLC

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP STRATEGIC OPERATOR FUND GP, LIMITED

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP STRATEGIC OPERATOR FUND, L.P.
By:	WestCap Strategic Operator Fund GP, Limited, its General Partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP SKILLZ 2020 CO-INVEST, LLC
By:	WestCap Management, LLC, its Managing Member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SKILLZ, LLC
By:	WestCap Management, LLC, its Managing Member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SKILLZ 2020-A, LLC
By:	WestCap Strategic Operator Fund, L.P., its Sole Member
By:	WestCap Strategic Operator Fund GP, Limited, its General Partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP SKILLZ 2020-A1, LLC
By:	WestCap Strategic Operator Fund, L.P., its Sole Member
By:	WestCap Strategic Operator Fund GP, Limited, its General Partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

WESTCAP SKILLZ 2020, LLC
By:	WestCap Management, LLC, its Managing Member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

Schedule I

Addresses for the individuals listed below is 590 Pacific Avenue, San Francisco, CA 94133.

Name	Title	Present Principal Employment
WESTCAP MANAGEMENT, LLC
Laurence A. Tosi	Founder, Managing Partner and Chief Executive Officer	Same
Mike Davis	Partner and Chief Operating Officer	Same
WESTCAP STRATEGIC OPERATOR FUND GP, LIMITED
Laurence A. Tosi	Director	Founder, Managing Partner and Chief Executive Officer of WestCap Management, LLC
Scott Ganeles	Director	Partner of WestCap Management, LLC